Consolidated Statements of Income – unaudited

	Three months ended December 31		Year ended December 31
In millions, except per share data	2021	2020	2021	2020
Revenues	$3,753	$3,656	$14,477	$13,819
Operating expenses
Labor and fringe benefits	674	755	2,879	2,723
Purchased services and material	504	565	2,082	2,152
Fuel	419	303	1,513	1,152
Depreciation and amortization	383	402	1,598	1,589
Equipment rents	82	97	336	432
Casualty and other	125	123	506	508
Loss (recovery) on assets held for sale (Note 4)	—	—	(137)	486
Transaction-related costs (Note 3)	—	—	84	—
Total operating expenses	2,187	2,245	8,861	9,042
Operating income	1,566	1,411	5,616	4,777
Interest expense	(125)	(134)	(610)	(554)
Other components of net periodic benefit income	110	78	398	315
Merger termination fee (Note 3)	—	—	886	—
Other income	21	—	43	6
Income before income taxes	1,572	1,355	6,333	4,544
Income tax expense	(373)	(334)	(1,441)	(982)
Net income	$1,199	$1,021	$4,892	$3,562
Earnings per share
Basic	$1.70	$1.44	$6.90	$5.01
Diluted	$1.69	$1.43	$6.89	$5.00
Weighted-average number of shares
Basic	705.3	711.2	708.5	711.3
Diluted	707.4	713.2	710.3	713.0
Dividends declared per share	$0.615	$0.575	$2.460	$2.300
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended December 31		Year ended December 31
In millions	2021	2020	2021	2020
Net income	$1,199	$1,021	$4,892	$3,562
Other comprehensive income (loss)
Net loss on foreign currency translation	(18)	(228)	(52)	(82)
Net change in pension and other postretirement benefit plans	1,858	(20)	2,075	160
Other comprehensive income (loss) before income taxes	1,840	(248)	2,023	78
Income tax expense	(489)	(44)	(546)	(67)
Other comprehensive income (loss)	1,351	(292)	1,477	11
Comprehensive income	$2,550	$729	$6,369	$3,573
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 – Fourth Quarter 13

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2021	2020
Assets
Current assets
Cash and cash equivalents	$838	$569
Restricted cash and cash equivalents	503	531
Accounts receivable	1,074	1,054
Material and supplies	589	583
Other current assets (Note 4)	422	365
Total current assets	3,426	3,102
Properties	41,178	40,069
Operating lease right-of-use assets	445	435
Pension asset	3,050	777
Intangible assets, goodwill and other	439	421
Total assets	$48,538	$44,804
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,612	$2,364
Current portion of long-term debt	508	910
Total current liabilities	3,120	3,274
Deferred income taxes	9,303	8,271
Other liabilities and deferred credits	427	534
Pension and other postretirement benefits	645	767
Long-term debt	11,977	11,996
Operating lease liabilities	322	311
Shareholders' equity
Common shares	3,704	3,698
Common shares in Share Trusts	(103)	(115)
Additional paid-in capital	397	379
Accumulated other comprehensive loss	(1,995)	(3,472)
Retained earnings	20,741	19,161
Total shareholders' equity	22,744	19,651
Total liabilities and shareholders' equity	$48,538	$44,804
See accompanying notes to unaudited consolidated financial statements.

14 CN | 2021 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2021	707.3	1.1	$3,727	$(104)	$381	$(3,346)	$21,002	$21,660
Net income							1,199	1,199
Stock options exercised	0.2		12		(1)			11
Settlement of equity settled awards	0.1	(0.1)		6	(9)		(3)	(6)
Stock-based compensation expense and other					26		—	26
Repurchase of common shares	(6.6)		(35)				(1,024)	(1,059)
Share purchases by Share Trusts	(0.1)	0.1		(5)				(5)
Other comprehensive income						1,351		1,351
Dividends ($0.615 per share)							(433)	(433)
Balance at December 31, 2021	700.9	1.1	$3,704	$(103)	$397	$(1,995)	$20,741	$22,744

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651
Net income							4,892	4,892
Stock options exercised	0.7		60		(8)			52
Settlement of equity settled awards	0.4	(0.4)		38	(60)		(42)	(64)
Stock-based compensation expense and other					86		(2)	84
Repurchase of common shares	(10.3)		(54)				(1,528)	(1,582)
Share purchases by Share Trusts	(0.2)	0.2		(26)				(26)
Other comprehensive income						1,477		1,477
Dividends ($2.460 per share)							(1,740)	(1,740)
Balance at December 31, 2021	700.9	1.1	$3,704	$(103)	$397	$(1,995)	$20,741	$22,744
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 – Fourth Quarter 15

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2020	710.2	1.3	$3,692	$(115)	$367	$(3,180)	$18,549	$19,313
Net income							1,021	1,021
Stock options exercised	0.1		6		(1)			5
Settlement of equity settled awards	—	—		6	(6)		—	—
Stock-based compensation expense and other					19		—	19
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive loss						(292)		(292)
Dividends ($0.575 per share)							(409)	(409)
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
Net income							3,562	3,562
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards	0.6	(0.6)		62	(82)		(37)	(57)
Stock-based compensation expense and other					67		(2)	65
Repurchase of common shares	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts	(0.1)	0.1		(14)				(14)
Other comprehensive income						11		11
Dividends ($2.300 per share)							(1,634)	(1,634)
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651
See accompanying notes to unaudited consolidated financial statements.

16 CN | 2021 – Fourth Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended December 31		Year ended December 31
In millions	2021	2020	2021	2020
Operating activities
Net income	$1,199	$1,021	$4,892	$3,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	383	402	1,598	1,589
Pension income and funding	(97)	(56)	(305)	(234)
Amortization of bridge financing and other fees (Note 3)	—	—	97	—
Deferred income taxes	154	115	511	487
Loss (recovery) on assets held for sale (Note 4)	—	—	(137)	486
Changes in operating assets and liabilities:
Accounts receivable	135	68	(22)	158
Material and supplies	30	20	(7)	20
Accounts payable and other	281	451	141	(49)
Other current assets	(24)	(25)	35	—
Other operating activities, net	25	12	168	146
Net cash provided by operating activities	2,086	2,008	6,971	6,165
Investing activities
Property additions	(914)	(855)	(2,891)	(2,863)
Advance for acquisition and other transaction-related costs (Note 3)	—	—	(908)	—
Refund of advance for acquisition (Note 3)	—	—	886	—
Acquisitions, net of cash acquired (Note 3)	—	—	—	(8)
Other investing activities, net	54	(13)	40	(75)
Net cash used in investing activities	(860)	(868)	(2,873)	(2,946)
Financing activities
Issuance of debt	—	32	403	1,789
Repayment of debt	(19)	(30)	(861)	(1,221)
Change in commercial paper, net	(1,014)	(434)	66	(1,273)
Bridge financing and other fees (Note 3)	—	—	(97)	—
Settlement of foreign exchange forward contracts on debt	(9)	(13)	(8)	26
Issuance of common shares for stock options exercised	11	5	52	56
Withholding taxes remitted on the net settlement of equity settled awards	(5)	—	(37)	(48)
Repurchase of common shares	(1,096)	—	(1,582)	(379)
Purchase of common shares for settlement of equity settled awards	(2)	—	(27)	(9)
Purchase of common shares by Share Trusts	(5)	(6)	(26)	(14)
Dividends paid	(433)	(409)	(1,740)	(1,634)
Net cash used in financing activities	(2,572)	(855)	(3,857)	(2,707)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	(1)	—	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(1,346)	284	241	512
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	2,687	816	1,100	588
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,341	$1,100	$1,341	$1,100
Cash and cash equivalents, end of period	$838	$569	$838	$569
Restricted cash and cash equivalents, end of period	503	531	503	531
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,341	$1,100	$1,341	$1,100
Supplemental cash flow information
Interest paid	$(79)	$(90)	$(512)	$(551)
Income taxes refunded (paid)	$(177)	$7	$(759)	$(353)
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 – Fourth Quarter 17

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2020 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. The administrator of LIBOR has ceased the publication of one week and two month USD LIBOR rates on January 1, 2022 and intends to discontinue the remaining USD LIBOR rates immediately following the LIBOR publication on June 30, 2023.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR, that were not impacted by the administrator of LIBOR ceasing publication of one week and two month USD LIBOR rates, totaling US$572 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility and an accounts receivable securitization program that reference LIBOR. The Company had no outstanding borrowing under these credit facilities as at December 31, 2021. The Company has fallback language to allow for the succession of a clearly defined alternative reference rate within the contracts that reference LIBOR. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after December 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Acquisitions

Terminated CN KCS merger agreement
On September 15, 2021, Kansas City Southern (“KCS”) notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS for an implied total transaction value of US$33.6 billion, including the assumption of US$3.8 billion of debt.
On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with

18 CN | 2021 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements
KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance had been recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and has been expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter. This advance, along with $63 million of transaction-related costs paid in the second quarter, have been reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021.
For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

4 – Assets held for sale

In the second quarter of 2020, the Company committed to a plan and was actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated net selling price.
On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale.
In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction is expected to close on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively.

5 – Subsequent events

Normal course issuer bid (NCIB)
On January 25, 2022, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023.

CN | 2021 – Fourth Quarter 19